May 2, 2025

Menachem Shalom
Chief Executive Officer
Kochav Defense Acquisition Corp.
575 Fifth Avenue, 14th Floor
New York, NY 10017

       Re: Kochav Defense Acquisition Corp.
           Registration Statement on Form S-1
           Filed April 25, 2025
           File No. 333-286759
Dear Menachem Shalom:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note your response to our prior comment 2 and the removal of the $5 million net tangible asset reference, which is also not discussed elsewhere in the prospectus.
       Please revise the cover page to clearly state that the company is registering a bona fide firm commitment offering with an amount of proceeds sufficient to ensure that its net tangible assets will exceed $5 million. Otherwise, please revise your disclosure throughout the prospectus to state that Rule 419 may apply and in what circumstances such would be the case.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 May 2, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Vanessa Robertson at 202-551-3649 or Lynn Dicker at 202-551-3616
if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   David E. Fleming, Esq.